Exhibit (a)(5)(C)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TIM BLEYMEYER, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
MONOGRAM BIOSCIENCES, INC., WILLIAM	)
D. YOUNG, WILLIAM JENKINS, EDMON R.	)
JENNINGS, CHRISTINA H. KEPNER, JOHN D.	)
MENDLEIN, DAVID H. PERSING, CHRISTINE	)
A. WHITE, LABORATORY CORPORATION	)
OF AMERICA HOLDINGS, and MASTIFF	)
ACQUISTION CORP.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 2, which plaintiff alleges upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the pubic shareholders of defendant Monogram Biosciences, Inc. (“Monogram” or the “Company”) against the Company and its Board of Directors (the “Board”) to enjoin the proposed acquisition of Monogram by defendant Laboratory Corporation of America Holdings through its wholly-owned subsidiary, defendant Mastiff Acquisition Corp. (collectively, “LabCorp”). On or around June 4, 2009, the Individual Defendants (as defined in ¶ 13, below) caused Monogram to enter into a merger agreement to be acquired by LabCorp by means of an all cash tender offer (the “Tender Offer”) and second-step merger valued at as much as $155 million (the “Proposed Transaction”) in breach of their fiduciary duties. The merger agreement was announced on June 23, 2009. The terms of the merger agreement were attached to a Form 8-K filed with the United States Securities and Exchange Commission (“SEC”) on June 24, 2009 (the “Merger Agreement”). The Tender Offer is currently expected to close in the third quarter of 2009. As alleged herein, LabCorp aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

2. Plaintiff is and has been a beneficial shareholder of Monogram’s common stock continuously since prior to the wrongs complained of herein.

3. Defendant Monogram is a Delaware corporation and maintains its principal executive offices at 345 Oyster Point Road, South San Francisco, California, 94080. The Company develops molecular diagnostic products for the treatment of infectious diseases, cancer, and other diseases in the United States. Among its prominent products are Trofile, a complex molecular assay that identifies the tropism of a patient’s HIV, and HERmark, a breast cancer assay that measures total HER2 proteins and HER2 homodimers. In addition, Monogram has working relationships with major drug and vaccine companies such as Pfizer. The Company’s common stock trades on the NASDAQ under the ticker “MGRM.” As of May 1, 2009, Monogram had approximately 23,042,427 shares of common stock outstanding.

4. Defendant William D. Young (“Young”) has served as Monogram’s Chairman of the Board since May 1999 and has served as the Company’s Chief Executive Officer since November 1999.

5. Defendant William Jenkins (“Jenkins”) has served as a Monogram director since September 2000. According to the Company’s Annual Proxy Statement filed with the SEC on

November 19, 2008 on Form DEF 14A (the “2008 Proxy”), Jenkins is Chairperson of the Company’s Compensation Committee and is a member of the Audit Committee.

6. Defendant Edmon R. Jennings (“Jennings”) has served as a Monogram director since May 2001. According to the 2008 Proxy, Jennings is Chairperson of the Company’s Nominating Committee and is a member of the Audit Committee.

7. Defendant Christina H. Kepner (“Kepner”) has served as a Monogram director since May 1996. According to the 2008 Proxy, Kepner is Chairperson of the Company’s Audit Committee and is a member of the Compensation Committee. Furthermore, the Board has determined that Kepner qualifies as an “audit committee financial expert,” as defined by applicable SEC rules.

8. Defendant John D. Mendlein (“Mendlein”) has served as a Monogram director since December 2004, when ALACRA merged with the Company. According to the 2008 Proxy, Mendlein is a member of the Company’s Compensation Committee.

9. Defendant David H. Persing (“Persing”) has served as a Monogram director since December 2000. According to the 2008 Proxy, Persing is a member of the Company’s Compensation Committee.

10. Defendant Christine A. White (“White”) has served as a Monogram director since August 2008. According to the 2008 Proxy, White is a member of the Company’s Nominating Committee.

11. Defendant Laboratory Corporation of America Holdings is a Delaware corporation and maintains its principal executive offices at 358 South Main Street, Burlington, North Carolina, 27215. Laboratory Corporation of America Holdings, together with its subsidiaries, operates as an independent clinical laboratory company in the United States. The company offers a range of testing services used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease, as well as specialty testing services.

12. Defendant Mastiff Acquisition Corp. (“Mastiff”) is a Delaware corporation and a wholly-owned subsidiary of Laboratory Corporation of America Holdings that was formed solely for the purpose of affecting the Proposed Transaction.

13. The defendants identified in ¶¶ 4-10 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Monogram, and owe plaintiff and Monogram’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

14. Each of the Individual Defendants at all times had the power to control and direct Monogram to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Monogram shareholders.

15. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this action pursuant to Court of Chancery Rule 23, on his own behalf and as a class action on behalf of the public shareholders of Monogram common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

17. This action is properly maintainable as a class action.

18. The Class is so numerous that joinder of all members is impracticable. As of As of May 1, 2009, there were approximately 23,042,427 publicly held shares of Monogram common stock outstanding, held by scores, if not hundreds, of individuals and entities scattered throughout the country.

19. Questions of law and fact are common to the Class, including, among others:

a. Whether the Individual Defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

21. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

22. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

23. On February 12, 2009, Monogram issued a press release in which it reported revenues of $62.2 million for the year ended December 31, 2008, which were 44% higher than the $43.2 million reported for the year ended December 31, 2007. Including deferred revenue from sales of its Trofile assays to Pfizer of $5.8 million, total revenue on a non-GAAP basis was $68.0 million, 53% higher than Non-GAAP total revenue of $44.4 million in 2007. Monogram also reported revenues of $15.1 million for the fourth quarter of 2008, which was 10% higher than $13.7 million in the fourth quarter of 2007. Including deferred revenue from sales of Trofile to Pfizer of $2.2 million, total revenue for the quarter on a non-GAAP basis was $17.3 million, 23% higher than Non-GAAP total revenue of $14.1 million in 2007.

24. Young was quoted in the February 12, 2009 press release as stating that the Company was pleased that 2008’s reported revenues had “substantially increased” over 2007’s and remained consistent with Monogram’s prior guidance. Young further commented that:

We expect further revenue growth in 2009 in both HIV and oncology. Our plan for 2009 is tightly focused on those key programs and deliverables that we believe will drive the most significant stockholder value. Capitalizing on the proven strong clinical utility of Trofile and the outstanding progress in our oncology programs are important priorities, as is the close management of our cash flow.

(Emphasis added).

25. The February 12, 2009 press release also announced that Monogram had “established revenue guidance for 2009 between $66 million and $70 million and with deferred revenue related to the Pfizer collaboration of $4-5 million, non-GAAP revenue could be between

$70 million and $75 million.” Monogram’s Chief Financial Officer stated in the February 12, 2009 press release, in relevant part:

A key financial goal for Monogram is to achieve cash flow breakeven by the fourth quarter of 2009 and then to remain cash flow positive on a sustainable basis. We expect to attain this goal at the low end of our full year revenue guidance range of $66-$70 million. We have taken a number of steps to reduce our use of cash. These include reduction of costs related to personnel, programs and overhead activities. Additional steps will be taken if necessary to achieve our goal of cash flow breakeven. Together, our cost reductions have taken over $10 million out of our planned 2009 expenses. These actions have also significantly reduced the level of revenues at which cash flow breakeven is projected from $23-25 million per quarter to less than $20 million per quarter.

26. On May 6, 2009, the Company issued a press release wherein it announced its first quarter results. Monogram reported revenues of $14.2 million for the first quarter of 2009, compared to $14.8 million in the first quarter of 2008. Including deferred revenue from Trofile sales to Pfizer of $1.1 million, total revenue for the first quarter on a non-GAAP basis was $15.3 million, compared to Non-GAAP total revenue of $15.6 million in the first quarter of 2008. IN addition to its reported revenue, Monogram also recorded the sale of Trofile assays related to its use in Pfizer’s clinical trials and for Pfizer’s patient testing outside of the U.S. as deferred revenue on its balance sheet in accordance with the Company’s accounting treatment for Monogram’s collaboration with Pfizer. Young stated in the May 6, 2009 press release, in relevant part:

With Trofile now available in over 30 countries around the world, total revenue, including assay revenue that is deferred for accounting purposes, along with our reported revenue provides a more complete reflection of the progress in our business.

* * *

We continue to be tightly focused on those key programs and deliverables that we believe will drive the most significant stockholder value… The steps taken to reduce our costs have been effective and our overall use of cash was $2.2 million in the first quarter. We are making good progress toward our goal of achieving cash flow breakeven by the fourth quarter of 2009.

(Emphasis added).

27. Despite its recent strong performance, Monogram has willingly entered into the Proposed Transaction to the detriment of its shareholders. On June 23, 2009, Monogram and LabCorp issued a joint press release wherein they announced LabCorp had entered into a definitive agreement to acquire all of Monogram’s outstanding common stock for $4.55 per share in cash, or approximately $155 million in the aggregate.

28. Market reaction to the announcement of the Proposed Transaction has been swift, as investors sent Monogram’s stock price up approximately 171% from its close at $1.68 on June 22, 2009 to $4.53 in pre-market trading on the morning of June 23, 2009. Moreover, in reaction to news of the Proposed Transaction, the Company’s stock climbed even higher to trade as high as $4.85 or approximately $0.50 higher than LabCorp’s offering price. Monogram’s stock price eventually closed at $4.52 on June 23, 2009 and as a result, the price LabCorp is offering in the Proposed Transaction represents a miniscule premium of $0.03, or .005%, to Monogram’s shareholders. Indeed, at least one Wall Street analyst has targeted Monogram’s price at $6.00 per share.

29. While there is untapped value in Monogram, any alternate buyers must contend with LabCorp, which has the Board’s undivided support, as well as the specter of a tender offer that will close much sooner than a conventional merger, which would require the scheduling of a shareholder vote and obtaining shareholder approval. Furthermore, to lock-up the Proposed Transaction for LabCorp, the Individual Defendants agreed to in the Merger Agreement, among other things:

(a) Not to solicit other takeover proposals;

(b) To provide LabCorp with the opportunity to renegotiate the Proposed Transaction in the event a superior proposal is made by a third party;

(c) To agree to a “top-up” option;

(d) To pay a fee of $4.5 million dollars if the Proposed Transaction is terminated; and

(e) To have LabCorp maintain in effect for not less than six years after the closing date of the Proposed Transaction the Company’s current directors and officers’ insurance policies or a substantially similar policy with respect to matters occurring prior to the closing date of the merger.

30. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than LabCorp for the Company from taking their bids directly to the Company’s owners—its shareholders—and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.

31. Also attached to the Company’s June 24 Form 8-K was a form “Indemnity Agreement” between Monogram and its directors and officers. According to its terms, the “Indemnitee does not regard the protection currently provided by applicable law, the Company’s governing documents and available insurance as adequate under the present circumstances, and the Company has determined that Indemnitee and other directors, officers, employees and agents of the Company may not be willing to serve or continue to serve in such capacities without additional protection.” The agreement indemnifies the Indemnitees to the fullest extent permitted by Delaware General Corporation Law, and defines expenses and proceedings to which indemnification applies “broadly.” In that the Indemnity Agreement has a narrow exclusion for, among other things, “any proceeding . . . (iii) resulting in a final judgment or other final adjudication from a court of competent jurisdiction, not subject to appeal, that Indemnitee’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct (but only to the extent of such specific determination); or (iv) on account of conduct that is established by a final judgment or other final adjudication from a court of competent jurisdiction, not subject to appeal, as constituting a breach of Indemnitee’s duty of loyalty to the Company or resulting in any personal profit or advantage to which Indemnitee is not legally entitled” (emphasis added), it gives the Individual Defendants wide latitude to ignore the best interests of the Company’s shareholders without fear of personal liability.

32. The consideration to be paid to plaintiff and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of Monogram is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

33. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

COUNT I

(Breach of Fiduciary Duty Against the Individual Defendants)

34. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

35. In approving the Proposed Transaction on behalf of Monogram, the Individual Defendants have not taken adequate steps to protect the interests of the Company’s public shareholders.

36. The unfairness of the terms of the Proposed Transaction is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Monogram and that possessed by the Company’s public shareholders.

37. The inherent unfairness in the Proposed Transaction’s consideration thus also is manifest in the uncertainty and inadequacy of the purchase price.

38. Under the circumstances alleged herein, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value. To accomplish this obligation, the Individual Defendants had a duty to:

(a) Fully inform themselves of Monogram’s market value before taking, or agreeing to refrain from taking, action;

(b) Act in the interests of the equity owners;

(c) Maximize shareholder value;

(d) Obtain the best financial and other terms when the Company’s independent existence will be materially altered by the transaction; and

(e) Act in accordance with the fundamental duties of loyalty, care, and good faith.

39. Because of their respective positions with the Company, the Individual Defendants are also required to:

(a) Act independently to ensure that the best interest of the corporation and its shareholders takes precedence over any other interest; and

(b) Ensure that if there are conflicts of interest between the defendants’ interests and their fiduciary obligations of loyalty, that they are resolved in the best interest of the Monogram public shareholders.

40. Because of the foregoing, defendants have breached, and will continue to breach, their fiduciary duties owed to the public shareholders of Monogram, and are engaging in, or facilitating the accomplishment of, an unfair and coercive transaction in violation to their fiduciary duties to the public shareholders of Monogram.

41. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and carrying out the previously mentioned wrongful transaction.

42. Plaintiff and the Class have been and will be damaged in that they will not receive a fair proportion of the value of Monogram’s assets and business and will be prevented from benefiting from a value-maximizing transaction.

43. Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein.

44. The Individual Defendants have clear and material conflicts of interest in connection with Monogram’s attempt to acquire the Company for a financially unfair price. These defendants are acting to better their own, personal interests at the expense of the Company’s public shareholders. The Individual Defendants are engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. Defendants thus have breached and are breaching their fiduciary duties to plaintiff and the Class.

45. In unanimously approving the Proposed Transaction on behalf of the Company, the Individual Defendants have not taken any steps to protect the interests of the Company’s minority shareholders, including the utilization of procedural safeguards such as providing for approval of the Proposed Transaction by a majority of the Company’s minority shareholders.

46. Absent injunctive relief, plaintiff and the Class will be irreparably harmed because of defendants’ breaches of their fiduciary duties.

47. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against Monogram and LabCorp)

48. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

49. Defendants Monogram and LabCorp knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Monogram provided, and LabCorp obtained, sensitive non-public information concerning Monogram’s operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

50. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Monogram shares.

51. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: June 30, 2009		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Timothy J. MacFall
919 N. Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

GLANCY BINKOW & GOLDBERG LLP

Lionel Z. Glancy

Richard A. Maniskas

1801 Avenue of the Stars, Suite 311

Los Angeles, CA 90067

(310) 201-9150